SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*
                                            ----

                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
                                   -----------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 9, 1998
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a)  [  ]

                                                        (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
------------------------------------------------------------
                       7.       SOLE VOTING POWER
  NUMBER OF                     -0-
    SHARES        ----------------------------------------
BENEFICIALLY           8.       SHARED VOTING POWER
  OWNED BY                      295,105
    EACH          ----------------------------------------
 REPORTING             9.       SOLE DISPOSITIVE POWER
   PERSON                       -0-
                  ----------------------------------------
                       10.      SHARED DISPOSITIVE POWER
                                295,105
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  295,105
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                             [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.6767%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a)  [  ]

                                                        (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                       7.       SOLE VOTING POWER
  NUMBER OF                     -0-
    SHARES        ----------------------------------------
BENEFICIALLY           8.       SHARED VOTING POWER
  OWNED BY                      295,105

    EACH          ----------------------------------------
 REPORTING             9.       SOLE DISPOSITIVE POWER
   PERSON                       -0-
    WITH          ----------------------------------------
                       10.      SHARED DISPOSITIVE POWER
                                295,105
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  295,105
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                             [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.6767%

------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds required to purchase the 295,105 shares of Common Stock beneficially owned by Zions and the Bank were $2,438,967. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 295,105 shares of Common Stock, which the Bank and Zions believe represents approximately 23.6767% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 295,105 shares of Common Stock held by the Bank.

         (C) On June 10, 1998, the Bank purchased 1,200 shares of Common Stock at a cost of $10,965.00 ($9.1375 per share). On July 7, 1998, the Bank purchased 2,400 shares of Common Stock at a cost of $22,050.00 ($9.1875 per share). On July 23, 1998, the Bank purchased 1,300 shares of Common Stock at a cost of $12,202.50 ($9.386538 per share). On August 27, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $9,686.86 ($9.68686 per share). On August 24, 1998, the Bank purchased 2,000 shares of Common Stock at a cost of $19,250.00 ($9.625 per share).On August 28, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,062.50 ($10.0625 per share). On August 31, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,062.50 ($10.0625 per share). On September 1, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,813.78 ($10.81378 per share).
         On September 2, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,312.93 ($10.31293 per share). On September 3, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,312.93 ($10.31293 per share). On September 4, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,813.78 ($10.81378 per share). On August 27, 1998, the Bank purchased 1,500 shares of Common Stock at a cost of $14,437.50 ($9.625 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1998


                                            ZIONS BANCORPORATION



                                            By:_________________________________
                                            Name:  Dale M. Gibbons
                                            Title: Senior Vice President, Chief
                                                        Financial Officer and
                                                        Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1998


                                            ZIONS FIRST NATIONAL BANK



                                            By:_________________________________
                                            Name:  Dale M. Gibbons
                                            Title: Executive Vice President,
                                              Chief Financial Officer, and
                                              Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                    Position with Zions, Present Principal Occupation or
----                    ----------------------------------------------------
                        Employment and Address
                        ----------------------

A. Scott Anderson       Executive Vice President and President of the Bank.

Jerry C. Atkin          Director of Zions.  Chairman, President and Chief
                        Executive Officer, SkyWest Airlines, 444 S. River Road,
                        St. George, Utah 84770.

Nolan X. Bellon         Controller of Zions.

Dan Burch               Vice President of Auditing for Zions.

Danne L. Buchanan       Executive Vice President of Zions.  President of Zions
                        Data Service Company.

Grant R. Caldwell       Director of Zions.  Retired, former Partner, KMG Main
                        Hurdman, Salt Lake City, Utah.

R. Don Cash             Director of Zions.  Chairman, President and Chief
                        Executive Officer of Questar Corporation, 180 East 100
                        South, Salt Lake City, Utah 84111.  Director, Zions
                        First National Bank.

Gerald J. Dent          Executive Vice President of Zions.  Executive Vice
                        President of Zions First National Bank.

Dale M. Gibbons         Executive Vice President, Chief Financial Officer and
                        Secretary of Zions.  Executive Vice President, Chief
                        Financial Officer and Secretary of Zions First National
                        Bank.

John J. Gisi            Chairman and President and Chief Executive Officer of
                        National Bank of Arizona.


W. David Hemingway      Executive Vice President of Zions. Executive Vice
                        President of Capital Markets and Investments.

Clark B. Hinckley       Senior Vice President of Zions.

George Hofmann III      Senior Vice President of Zions.  President and Chief
                        Executive Officer of Nevada State Bank.

Name                    Position with Zions, Present Principal Occupation or
----                    ----------------------------------------------------
                        Employment and Address
                        ----------------------


Gary S. Judd            Director of Zions.  President and Chief Executive
                        Officer of Colorado  Banks, Including Pitkin County
                        Bank and Trust, Centennial Savings Bank,F.S.B.,  Valley
                        National Bank of Cortez, Vectra Bank, First National
                        Bank of Alamosa and Tri-State Bank.

Richard H. Madsen       Director of Zions.  President and Chief Executive
                        Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                        Utah 84137.

Roger B. Porter         Director of Zions. IBM Professor of Business and
                        Government, Harvard University, 79 John F. Kennedy
                        Street, Cambridge, Massachusetts 02138.

Robert G. Sarver        Director of Zions.  Executive Director, Southwest Value
                        Partners and affiliates, Wilson Wyoming, G B
                        Bancorporation.

Harris H. Simmons       President and Chief Executive Officer and Chairman of
                        Zions.  Chairman of Zions First National Bank.
                        Director of Questar Corporation.

L.E. Simmons            Director of Zions.  President, SCF Investment Partners
                        and L.E. Simmons & Associates, Inc., 6600 Texas
                        Commerce Tower, Houston, Texas 77002.

Roy W. Simmons          Chairman of the Board of Directors of Zions. Director
                        of Zions First National Bank.  Member of the Board of
                        Directors of Beneficial Life Insurance Co.  Director of
                        Ellison Ranching Co.

I.J. Wagner             Director of Zions.  President of The Keystone Company,
                        910 Kennecott Building, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                    Position with the Bank, Present Principal Occupation or
----                    -------------------------------------------------------
                        Employment and Address
                        ----------------------

A. Scott Anderson       President, Chief Executive Officer of the Bank.

John B. D'Arcy          Executive Vice President of the Bank.

R. Don Cash             Director of the Bank. Chairman and Chief Executive
                        Officer, Questar Corporation, Salt Lake City, Utah
                        84139.

Gerald J. Dent          Executive Vice President of the Bank. Executive Vice
                        President of Zions Bancorporation.

Peter K. Ellison        Executive Vice President of the Bank.

Robert C. Fuehr         Director  of  the  Bank.  Vice President-Public  Policy,
                        Telco  Business  Development,  U S WEST,  Englewood,
                        Colorado 80111.

Dale M. Gibbons         Executive Vice President, Chief Financial Officer and
                        Secretary of the Bank. Executive Vice President, Chief
                        Financial Officer and Secretary of Zions Bancorporation.

Ronald S. Hanson        Director of the Bank. Retired.

W. David Hemingway      Executive Vice President of the Bank. Executive Vice
                        President Zions Bancorporation.

James T. Jensen         Director of the Bank.  Executive Vice President/General
                        Counsel  of  Savage  Industries, Salt  Lake  City,  Utah
                        84107.

Susan Mooney Johnson    Director of the Bank.  President of Futura Industries
                        Daw Technology.  Box 3640, Ketchum, Idaho 83340.

Dixie Leavitt           Director of the Bank. Chairman of the Board of Security
                        Enterprises dba The Leavitt Group.

Robert A. Madsen, Sr.   Director of the Bank.  Chief Executive Officer of Madsen
                        Furniture Co., Salt Lake City, Utah.

Harris H. Simmons       Chairman of the Bank.  President and Chief Executive
                        Officer of Zions Bancorporation.

D. Gill Warner          Director of the Bank.  Retired.